May 25, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 10, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 28, 2012

File No. 1-13461

Dear Mr. Mew:

Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Definitive Proxy Statement on Schedule 14A, filed on March 28, 2012 (the “2012 Proxy Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.

Form 10-K for the Year Ended December 31, 2011

Critical Accounting Policies and Accounting Estimates, page 40

Goodwill, page 40

1.	We note that as of December 31, 2010, you defined your reporting units as each of your three regions in the U.S. and the U.K. In this regard, we note you no longer consider the Central U.S. region a reporting unit, as effective July 1, 2011, you consolidated your regional structure in the U.S. from three into two regions by combining the Central and Western regions to form the West region. Tell us what necessitated the change in your regional structure and your basis behind aggregating two previously identified reporting units into one reporting unit. Further, tell us and disclose how you determined your reporting units, and how goodwill was allocated to these reporting units. Please note a reporting unit is an operating segment or one level below an operating segment, a component.

Response: We have determined that each of our regions represents an operating segment, based on the guidance in ASC 280-10-50-1 through 50-9. Our conclusion is based on the following facts: (1) each region engages in business activities that earn revenues and incur expenses; (2) information regarding the operating results of each region represents the lowest level of information subject to regular review by our CEO,

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Earl Hesterberg, who is our chief operating decision maker (“CODM”), which allows him to make decisions about resources to be allocated and assess performance; and (3) each region has discrete financial information. Further, we note that all of our external reporting, including press releases, investor presentations, etc., is presented at a regional level or higher. We evaluated each of those operating segments for reporting unit designation and, in so doing, we determined that each of our individual dealerships represents a component of our operating segments. We noted that each of our dealerships meets the definition of a component under ASC 350-20-35-34, because each constitutes a business for which discrete financial information is available and is regularly reviewed by regional management.

As noted in ASC 350-20-35-35, two or more components should be aggregated and deemed a single reporting unit if the components have similar economic characteristics. In the evaluation of our components, we also referred to ASC 350-20-55-6 and 7, which stipulates that the assessment of components for similar economic characteristics should be more qualitative than quantitative and that while all factors in paragraph 280-10-50-11 should be considered, every factor need not be met in order for two components to be deemed economically similar. We determined that the components should be aggregated into reporting units corresponding to our regions, because each dealership within each operating segment has similar economic characteristics. In making such determination, we concluded that the nature of the products that the dealerships sell and the services that the dealerships provide are the same. For example, our dealerships sell new and used cars and light trucks to retail customers; arrange customer financing and sell ancillary insurance products associated with such retail vehicle purchases; perform routine vehicle maintenance and vehicle repair services; and sell automotive-related parts and accessories. Our customers are primarily retail consumers and our products and services are distributed through our retail dealership locations. Further, we referenced ASC 350-20-55-7 for additional guidance in determining whether components of an operating segment have similar economic characteristics. We noted that all of our dealerships operate in a similar manner and share common assets and resources. For example, the dealerships within their respective regions share: common administrative functions, including accounting, human resources and information technology; sales and/or service call centers; management and allocation of used vehicle inventory; and several other operational management functions. Thus, based on the guidance in ASC 350-20 and 280-10 and as disclosed on page 40 and page F-11 of the 2011 Form 10-K under the description of our accounting policy for Goodwill, we concluded that we should aggregate the dealerships (i.e., components) within each region (i.e., operating segment) as a single reporting unit.

We elected to combine the former Central and Western regions to form the West region effective July 1, 2011, after the resignation of our former Regional Vice President of the Western Region, Martin E. Collins. Instead of replacing Mr. Collins, senior operational management determined that the combination of the Central and Western regions into the West region and the appointment of a regional vice president responsible for the West region would further strengthen and streamline our operations. Effective July 1, 2011, our operational reporting provided to the CODM was revised to reflect this change in the

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organizational structure, including the generation of financial results for the new West region. At that time, we also reassessed our operating segments designation and determined that three existed: West, U.K. and East. Further, we determined that the components within each operating segment should continue to be aggregated into three reporting units corresponding with our operating segments, based upon the guidance of ASC 350-20 and 280-10. Goodwill of our former Western and Central regions was combined into the new West region, as all of the dealerships within the former Western and Central regions were combined into the new West region. No reallocation of the previous goodwill balances was required to the East or U.K. regions.

We confirm for the Staff that we will continue to provide similar disclosure in future filings.

2.	We note goodwill comprised approximately 22% of your total assets as of December 31, 2011. While your current disclosure does provide some insight into the assumptions you use, such as your SAAR projections, we believe you should expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350. In this regard, tell us and revise your future disclosure to address the following for each reporting unit:

•	Amount of goodwill allocated to the reporting unit;

•	Percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: As we acquire dealerships, the goodwill associated with each business combination is calculated as the excess, at the date of acquisition, of the purchase price of the business acquired over the fair value of the net tangible and intangible assets acquired and is designated to a reporting unit based upon the geographic location of the acquired dealership. The following table provides the quantification of goodwill by reporting unit, as well as the percentage by which fair value of each reporting unit exceeded carrying value, as of October 31, 2011 (the date of our annual impairment assessment):

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May 25, 2012

Reporting Unit	Goodwill (in thousands)	Excess Fair Value (as a % of Carrying Value)
West	$316,754	143.0%

East	206,840	86.7%

U.K.	7,847	80.4%

Total	$531,441

As disclosed on page F-11 of the 2011 Form 10-K, the fair value of our reporting units exceeded the carrying value of respective net assets (i.e., none of the reporting units failed the step one goodwill impairment test). Moreover, because of the extent by which the fair value exceeded the carrying value for all three reporting units, we concluded that none of our reporting units were reasonably close to failing step one of the goodwill impairment test and that further disclosure was not warranted. However, should the excess of fair value over the carrying value for any reporting unit deteriorate in the future such that our conclusion would be different, we confirm for the Staff that we will re-evaluate disclosure of the requested information in the applicable future filings.

Regarding the methods and key assumptions used in our estimation of the fair value of our reporting units, as well as how the key assumptions were determined, the fair value of each of our reporting units is determined using a “…combination of the discounted cash flow, or income approach (80% weighted), and the market approach (20% weighted)…” The income approach utilizes the discounted cash flow model, the key assumptions of which include revenue growth rates, future gross margins, future SG&A expenses and estimated weighted average cost of capital (“WACC”), as well as residual values at the end of the forecast period and future capital expenditures. We further disclose that each of these assumptions requires the use of our knowledge and industry experience, coupled with our familiarity with recent transactions and expectations of future operational performance. With regards to the revenue growth rates, our assumptions are also based on our expectations of future SAAR levels and the estimations of various industry experts. Similar disclosures were included on page 41 and page F-11 of the 2011 Form 10-K. The key assumptions used in our market approach primarily include market multiples for revenue and pretax income. However, given the relative weighting of the market approach to the overall fair value calculation, we determined that disclosure of these assumptions was not required.

With regards to the degree of uncertainty associated with the key assumptions in our valuation approaches, we disclose on page 41 of the 2011 Form 10-K that if any of our “…key assumptions change, in some cases insignificantly, or fails to materialize, the resulting decline in the estimated fair value could result in a material non-cash impairment charge to the goodwill associated with our reporting unit(s).” We also provide the following sensitivity disclosure on page F-44 of the 2011 Form 10-K, regarding certain significant assumptions:

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a.	If our assumption regarding the risk-free rate used in our estimated WACC increased by 100 basis points, none of our reporting units would have failed step one of the goodwill impairment test.

b.	If our forecasted annual industry sales growth rate decreased 0.5 million units for 2015 and 1 million units for 2016 and the terminal period, none of our reporting units would have failed step one of the goodwill impairment test.

We confirm for the Staff that we will continue to provide similar disclosure in future filings, regarding our methods and key assumptions used in assessing goodwill for impairment, as well as the sensitivity and uncertainty surrounding those key assumptions In addition, we will add a cross reference to our sensitivity disclosure in the Critical Accounting Policies and Accounting Estimates section of future filings.

Regarding the potential events or changes in circumstances that could negatively affect these key assumptions in our valuation approaches, we note that factors such as vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, weather patterns, fuel prices and interest rates impact the assumptions underlying our valuation approaches. In addition, U.S. and global economic changes, such as declines in consumer confidence, increases in unemployment and tightening of credit availability, can adversely affect assumptions in our valuation approaches, such as customer demand for new and used vehicles, vehicle margins and inventory levels. A discussion of several supply/demand and economic factors that directly or indirectly impact our business activities was disclosed on pages 36 and 37 (Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation or “MD&A”) of the 2011 Form 10-K. We acknowledge the Staff’s comment and confirm that, in future filings, we will include similar disclosures of events and circumstances that can negatively impact the key assumptions in our valuation approaches within the discussion of our goodwill impairment testing.

Summary of Significant Accounting Policies and Estimates, page F-8

Inventory, page F-10

3.	Tell us and disclose the method by which the vehicle inventory amounts are removed from inventory. We note your disclosure of the FIFO inventory method to account for parts and accessories’ cost. Refer to Rule 5-02.6 of Regulation S-X.

Response: New and used vehicles are valued at the lower of specific cost or market and are removed from inventory using the specific identification method.

We acknowledge the Staff’s comment and will include a similar disclosure in future filings.

Business Segment Information, page F-16

4.	You disclose all your operating companies are classified by management into one reportable segment although we note you have operations in the U.S. and the U.K. We also note that you have identified three reporting units for the purpose of measuring the recoverability of goodwill. Please provide us with your analysis under ASC 280 that supported disclosing all operations as one reportable segment. Please include the following information in your response:

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•	Identify for us your operating segments in accordance with ASC 280-10-50-1 through 50-9;

•	Your basis for aggregating the identified operating segments into one reportable segment based on the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

•	The process through which your chief operating decision maker reviews information for decision making regarding resources to be allocated to your segments and assessing their performance.

Response: As noted above, we have determined that, under the existing organizational structure, each of our Regions (East, West and U.K.) represents an operating segment for financial reporting purposes, in accordance with ASC 280-10-50-1 through 50-9. Our conclusion was based upon the facts that: (1) each region engages in business activities that earn revenues and incur expenses; (2) each region’s operating results are the lowest level subject to regular review by our CEO, Earl Hesterberg, who is our CODM that allow him to make decisions about resources to be allocated and assess performance; and (3) each region has discrete financial information. To further clarify our policy regarding segment reporting for the users of our financial statements, we will revise the Business Segment Information section of future filings to replace the term “operating companies” with “regions,” as follows:

The Company, through its regions, operates in the automotive retailing industry. All of the regions sell new and used cars and light trucks, arrange related vehicle financing, service and insurance contracts, provide automotive maintenance and repair services and sell vehicle parts. The regions are similar in that they deliver the same products and services to a common customer group, their customers are generally individuals, they follow the same procedures and methods in managing their operations, and they operate in similar regulatory environments. Additionally, the Company’s management evaluates performance and allocates resources based on the operating results of the individual regions. For the reasons discussed above, all of the regions represent one reportable segment under guidance issued by the FASB. Accordingly, the accompanying Consolidated Financial Statements reflect the operating results of the Company’s reportable segment.

In evaluating whether to aggregate our operating segments into one reportable segment, we considered the aggregation criteria provided in ASC 280-10-50-11. We determined that the qualitative characteristics described in ASC 280-10-50-11 were similar among each of our regions. The nature of the products that our regions sell and the services that our regions provide is the same. Our regions sell new and used cars and light trucks to retail customers; arrange customer financing and sell ancillary insurance products associated with such retail vehicle purchases; perform routine vehicle maintenance and vehicle repair services; and sell automotive-related parts and accessories. Our regions’ customers are primarily retail consumers and our regions’ products and services are distributed through our retail dealership locations.

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In addition to our qualitative evaluation, we analyzed the historical gross margin and selling, general and administrative expenses as a percent of gross profit (“SG&A as a % of Gross Profit”) results for each of our regions, which are primary measures used by our CODM in assessing performance of our operating segments and making investment decisions. As of December 31, 2011, our five-year average gross margin was 16.2% in the West region, 15.0% in the East region and 12.5% in the U.K. region. The difference between the five-year average gross margin for the East and West regions was 7.6%. The difference between the five-year average gross margins for the U.K. and West regions, was 22.8%, while the difference between the five-year average gross margins for the U.K. and East regions was 16.4%. As of December 31, 2011, our five-year average SG&A as a % of Gross Profit was 77.8% in the West region, 83.1% in the East region and 82.1% in the U.K. region. The difference between the five-year average SG&A as a % of Gross Profit for the East and West regions was 6.4%. The difference between the five-year average SG&A as a % of Gross Profit for the U.K. and West regions was 5.6%, while the difference between the five-year average SG&A as a % of Gross Profit for the U.K. and East regions was 1.2%. Further, our most recent five-year business plan, which was prepared in August 2011 and was based upon historical experience and anticipated future market and Company-specific trends, forecasts gross margin and SG&A as a % of Gross Profit in line with historical results.

While the historical average gross margin of the U.K. region is relatively lower than the other two regions, the U.K. operations, which consisted of five dealerships, for the year ended December 31, 2011 comprised: (1) 5.3% of the combined revenues of the East, West and U.K. regions, (2) 2.8% of the combined pre-tax income of the East, West and U.K. regions and (3) 3.6% of total assets of the three operating segments. In addition, we determined that the five-year average gross profit from the U.K. region represented 3.2% of the aggregate gross profit for all three regions. Gross profit from the U.K. decreased the combined gross margin of the two U.S. regions over the past five years by 13 basis points, or less than 1.0%. As a result, we concluded that the U.K. region is immaterial to our combined results.

On page 4 of the 2011 Form 10-K, as well as in the Business Segment Information section of page F-16, we quantify revenues and long-lived assets, excluding goodwill, intangible assets and financial instruments, separately for our domestic and foreign (i.e., the U.K. region) operations. Therefore, based upon the fact that: (1) each of our regions are economically similar from a qualitative perspective; (2) we separately disclose pertinent financial aspects of the U.K. region separate from our domestic regions; and (3) the U.K. region is quantitatively immaterial to the Company as a whole, we determined that aggregation of our three operating segments into one reportable segment was appropriate. Further, we concluded that the aggregation of our operating segments into a single reporting segment was consistent with the objectives of ASC 280 in that our dealerships and, therefore, our regions conduct the same business activities and operate in similar economic environments, such that separate reporting of each operating segment would not further enable the users of our financial statements to: (1) understand our performance; (2) assess future cash flows; or (3) make more informed judgments about the Company as a whole.

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May 25, 2012

As stated in the Business Organization section of Note 1 to the Financial Statements contained in the 2011 Form 10-K, as well as in the MD&A section of the 2011 Form 10-K, each of our regions are managed by a regional vice president who reports directly to our CODM and is responsible for the overall performance of their respective regions. Our CODM assesses our operational performance through the three regional vice presidents and holds each of them accountable for the performance of their respective region. Each regional vice president is responsible for establishing more specific operational performance targets for the dealerships within their region. And, each regional vice president is directly accountable to maintain communication with our CODM to discuss operational activities, financial results, forecasts and plans for the respective region. Decisions made by our CODM regarding resource allocation and performance are disseminated and executed through our regional vice presidents. These decisions are based, in part, on internal monthly financial results, as well as interim monthly forecasts that are produced in regional-level reports. These operational reports are generally indexed to an operating budget, which is also reviewed and approved by our CODM on a regional level. Each of these reports, regularly reviewed by our CODM, is void of financial information with dealership-level detail. During the annual budgeting process, our CODM conducts meetings with each of the regional vice presidents and reviews the planned performance. Our annual capital expenditure budgets are also prepared on a regional level and are ultimately reviewed and approved by our CODM, who receives monthly updates of actual spending. Specific capital expenditures within those regional limits are managed by the regional vice presidents.

11. Credit Facilities, page F-29

5.	We assume “floorplan offset” relates to interest assistance you received from the automobile manufacturers. Please clarify for us if our assumption is correct. If so, tell us and disclose 1) how the interest assistance is determined and 2) how you are accounting for the interest assistance. In this regard, refer to your disclosure on page F-10 where you state, “[n]ew vehicle cost of sales was reduced by $26.1 million, $24.0 million and $20.0 million for interest assistance received related to vehicles sold for the years ended December 31, 2011, 2010 and 2009, respectively.” Explain to us and disclose how you determined the reduction in cost of sales related to the vehicles sold. Lastly, provide us the journal entries to show how you record the interest assistance.

Response: The “floorplan offset” does not relate to interest assistance we receive from the automobile manufacturers. We use the “floorplan offset” as a channel for the short-term investment of excess cash. The right of offset exists between the “floorplan offset” and the floorplan notes payable within the Company’s $1.35 billion revolving syndicated credit arrangement. Therefore, we reflect the “floorplan offset” as a reduction of the floorplan notes payable balance in our Consolidated Balance Sheet. As disclosed on page 58 of the 2011 Form 10-K, interest earned on the “floorplan offset” is recognized as a reduction to our gross floorplan interest expense.

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On page 48 of the 2011 Form 10-K, we disclose that the interest assistance received from manufacturers “…varies by manufacturer, but generally provides for a defined amount,…regardless of our actual floorplan interest rate or the length of time for which the inventory is financed.” We further disclose on page 48 and on page F-10 of the 2011 Form 10-K that we recognize the assistance as a reduction of new vehicle cost of sales as the vehicles are sold. Finally, on page 48, we describe the factors that cause variability in the aggregate amounts recognized in a period-to-period comparison, noting that the recognized amount is a “…function of: (1) the mix of units being sold,…(2) the specific terms of the respective manufacturers’ interest assistance programs and market interest rates, (3) the average wholesale price of inventory sold, and (4) our rate of inventory turnover.”

We will continue to provide similar disclosure in future filings.

12. Long-Term Debt, pages F-31-40

2.25% Convertible Senior Notes, page F-31

6.	Refer to the liability and equity components break out table on page F-34. We note your disclosure of the liability and equity components of the financial instrument in accordance with ASC 470-20 in light of its convertible feature into partly cash and common stock at the holder’s option. We also note your disclosure of the net negative impact of $41.4 million and $37.4 million to retained earnings for FY 2011 and FY 2010. Please tell us and disclose the nature of the components making up the net impact and what triggers the accounting affecting the retained earnings account. Support your accounting with the appropriate authoritative accounting literature.

Response: In June 2006, the Company issued $287.5 million aggregate principal amount of 2.25% convertible notes (the “Notes”). Effective January 1, 2009, the Financial Accounting Standards Board retroactively modified the accounting requirements for convertible debt instruments, such as the Notes, with the issuance of APB 14-1.

The amounts disclosed as the net impact on retained earnings of $41.4 million and $37.4 million for the years ended December 31, 2011 and 2010, respectively, include the impact on retained earnings of the cumulative amortization of the discount on the Notes, which has been recognized in accordance with ASC 470-20 and 835-30. In addition, the impact on retained earnings includes the gains attributable to the equity component of the Notes associated with the redemptions of a portion of the Notes, which were executed in 2008 and 2009.

We believe that our disclosure of the impact on retained earnings was valuable to the users of our financial statements in light of the change in accounting guidance described above. In particular, certain of our debt covenants were required to be computed on a basis consistent with the superseded accounting requirements for the Notes, because the covenants were established while the superseded standards were effective. Due to the requirements of APB 14-1, which resulted in a significant change in the amount of

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interest expense recognized relative to the Notes, as well as the gain recognized upon redemption of the Notes, we believe that disclosure of the net impact on retained earnings provided the users of our financial statements with relevant information to reconcile to previously applicable accounting standards and to previously reported results, as well as to currently reported covenants. However, with the amendments to our revolving credit facility during 2011, our debt covenant calculations were revised to eliminate the disparate methods of accounting for the Notes. As such, we believe that future disclosure of the impact on retained earnings is less pertinent to the users of our financial statements and confirm to the Staff that we will eliminate the disclosure in future filings.

Definitive Proxy Statement on Schedule l4A filed March 28, 2012

2011 Compensation Discussion and Analysis, page 23

Long-Term Equity Incentive Compensation, page 30

7.	Please provide us with the gross margin and the same store revenue growth targets referenced in the last paragraph on page 30, as well as the actual results achieved for each of those targets. In addition, please tell us why you did not disclose this information in your filing, and please confirm for us that, to the extent it is material and not otherwise subject to confidential treatment, you will disclose this or similar information in future filings. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: We acknowledge the Staff’s comment. The following additional information was provided in a proxy supplement filed on May 5, 2012.

As disclosed on page 30 of the proxy statement that was made available to our stockholders over the Internet on or about March 28, 2012, the Compensation Committee reviewed the goals associated with the 2007 performance-based restricted shares, as well as annual and cumulative (based on performance over the entire four-year vesting period) targets compared to annual and cumulative results. Satisfaction of either the annual or cumulative targets will result in payouts under the awards. The Compensation Committee determined that the gross margin target on a cumulative basis was achieved for 2011 as well as the target for same store revenue growth on a cumulative basis versus our competition for the 2011 period. However, we did not meet our SG&A target on either an annual or cumulative basis. The following table contains information regarding the goals, targets and actual results for the 2007 performance-based restricted share awards.

Goal	Target	Results
Gross Margin(1)	16.0%	16.3%
Same store revenue growth(2)	At or above median of industry peer organizations	At or above median of industry peer organizations
Reduction of SG&A (3)	59.6%	79.1%

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(1)	Our actual 2011 Gross Margin result of 15.8% did not exceed the annual 2011 Gross Margin target of 16%.
(2)	Same store revenue growth is calculated as a percentage and is based on total same store revenue for the year versus the comparable prior year. Our same store revenue growth number is compared to the results of our industry peer organizations based on peer company financial statement data. Our same store revenue performance did not exceed the median same store revenue performance of our industry peer organizations on an annual basis in 2011. Our industry peer organizations include Asbury Automotive Group, Inc., AutoNation, Inc., Lithia Motors, Inc., Penske Automotive Group, Inc. and Sonic Automotive, Inc.
(3)	Expressed as a percentage of gross profit. Our actual 2011 SG&A result of 76.4% did not meet the annual 2011 SG&A target of 74.4%.

We confirm that we will continue to provide similar disclosure in future filings.

*            *             *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (713) 647-5700 with any questions.

[Signature on next page]

Securities and Exchange Commission

May 25, 2012

Sincerely,

/s/ Darryl M. Burman

Darryl M. Burman

Vice President and General Counsel

Cc:

Earl J. Hesterberg, President and Chief Executive Officer

John C. Rickel, Senior Vice President and Chief Financial Officer

J. Terry Strange, Chairman of the Audit Committee

Max P. Watson, Jr., Chairman of the Compensation Committee

Lance A. Parker, Vice President and Corporate Controller

Gillian A. Hobson, Vinson & Elkins, LLP